MASTER SERVICES AGREEMENT

This Master Services Agreement ("Agreement") is entered into as of August 24th, 2007 (the "Effective Date") by and between YM Biosciences USA Inc., a corporation incorporated in Delaware located at 701 Lee Road, Suite 201, Wayne, PA 19087 (hereinafter “YMB USA USA”) and AAIPharma Inc., having offices at 2320 Scientific Drive, Wilmington, North Carolina 28405, including its subsidiaries (“AAIPharma”). YMB USA USA and AAIPharma are referred to singly as "Party" and jointly as "Parties" throughout this Agreement.

WITNESSETH

WHEREAS, AAIPharma is a contract research organization that provides the implementation, management and monitoring of clinical studies and related services (hereinafter, "Services"); and

WHEREAS, the YMB USA desires to obtain Services from AAIPHARMA throughout the Term of this Agreement in accordance with the terms set forth herein and in accordance with a defined specification and scope of work to be mutually agreed upon by the Parties in writing (hereinafter the "Work Order") substantially in the form of Attachment A which is herein incorporated by reference; and,

NOW THEREFORE, for and in consideration of the mutual covenants and agreements set Forth hereinafter and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto do hereby agree as follows:

Article 1
DEFINITIONS

For purposes of this Agreement and the Protocol, each capitalized term shall have the meaning ascribed to it in this Agreement. Each capitalized tern not defined in this Agreement shall have the meaning ascribed to that term in the Protocol. In the event of a discrepancy in the meaning ascribed to a term in the body of this Agreement and the meaning ascribed to that term in the Protocol, the definition utilized in the body of this Agreement shall control.

1.1  "Case Report Form" or "CRF" means the record of pertinent information collected on each subject who participates in the Study;

1.2  "Cause" means a Defaulting Party's failure to correct a default or to provide a schedule for correcting a default which is acceptable to the Non-Defaulting Party, within five (5) business days after being given notice of default for failure to perform a material obligation under this agreement.

1.3  "Change Order" means of an adjustment in fees, timeline, Protocol, performance milestones, budget, payment schedule, duties, deliverables or matters related to Out of Scope Services.

1.4  "Clinical Research Associate" or "CRA" means the person assigned by AAIPharma to monitor one or more Study Sites.

1.5  "Clinical Trial Agreement" means the agreement between YMB USA and an Investigator that details the respective rights and obligations of both parties in relation to the Study;

1.6  "Clinical Trial Materials" means the printed Case Report Forms, CRF monitoring conventions, the Protocol, the investigational drug brochure, informed consent form, guidelines for use of the Investigational Product, and all other materials provided by YMB USA to conduct the Study.

1.7  "Closeout Services" means those services described in Section 10.4 to be performed by AAIPharma upon termination of this Agreement.

1.8  "Confidential Information" means all information relating to the Investigational Product and Study including but not limited to YMB USA's business, operations, methods of operating, customers, affairs, processes, inventions, know-how, research, trade secrets, personnel, and financial, production, scientific and technical data and information, whether written, graphic, electronic, digital or oral, as well as samples and specimens thereof, howsoever or whensoever obtained by AAIPharma, whether from YMB USA or otherwise and whether directly or indirectly and all clinical data, including Case Report Forms, underlying data and all scientific and technical information generated as a result of the Study and copies, notes or summaries prepared with the Confidential Information.

1.9  "Effective Date" means the effective date of this Agreement as set forth in the initial paragraph of this Agreement.

1.10  "FDA" means United States Food and Drug Administration.

1.11 "GCPs" means established ethical, medical and scientific standards, including without limitation good clinical practices, including as described in the ICH Guidelines, the Tri-Council Policy Statement: Ethical Conduct for Research Involving Humans and the Declaration of Helsinki and all applicable regulatory requirements.

1.12 "GLPs" means good laboratory practices as established by TPD and the FDA for the commercialization of pharmaceutical products in Canada and the United States.

1.13 "ICH Guidelines" means the guidelines of the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use, providing for a unified standard for Canada, the European Union, Japan and the United States with respect to the interpretation and application of technical guidelines and requirements for pharmaceutical product registration.

1.14  "Institutional Review Board" or "IRB" means the independent group of professionals designated to ensure that the Study is safe and effective for human participation and that the Study adheres to the regulations issued by Health Canada and any other applicable country- specific laws, regulations or guidelines.

1.15 "Intellectual Property" means all information, data, works of authorship, discoveries, concepts, designs, processes, software, algorithms and inventions, whether patentable or not, including, without limitation, those that could be the subject of patent, copyright, industrial design, trade secret or other forms of protection.

1.16  "Investigational New Drug Application'' or "IND" means the petition filed by YMB USA with Health Canada requesting Health Canada to allow human testing on the Investigational Product.

1.17  "Investigational Product" means the monoclonal antibody to Epidermal Growth Factor Receptor named nimotuzumab or otherwise referred to as hR3 as described in the Protocol that will be evaluated in this Study.

1.18  "Investigator" means an individual who actually conducts a clinical investigation, i.e., under whose immediate direction the Investigational Product is administered or dispensed to, or used involving a subject, or, in the event of an investigation conducted by a team of individuals, is the responsible leader of that team.

1.19  "Laws" means all applicable: (a) laws, statutes, codes, rules, regulations and Regulatory Requirements; (b) judgments, orders, decisions, rulings, and words of a regulatory authority; and (c) pharmaceutical guidelines, policies and standards relating to or having jurisdiction over a Project.

1.20  "Out of Scope Services" are changes to a Project or Services that are not specifically provided for in an executed Work Order.

1.21  "Project Manager" means the manager assigned by AAIPharma to be the primary contact person between AAIPharma and YMB USA during the Study.

1.22  "Project" means the Services described by a Protocol and Work Order, conducted under this Agreement.

1.23  "Protocol" means the plan that describes the objectives, study design, and methodology of a Study and any approved amendments thereto, which is herein incorporated by reference.

1.24  "Regulatory Requirements" means those laws, regulations, and professional and ethical standards and guidelines then in effect in the countries in which the Study is conducted that apply to the Investigational Product or clinical trials in general and as specified in the individual Work Order.

1.25  "Results" shall mean all materials, samples, specimens or compounds, including sub-samples or progeny thereof, all data, information, reports, slides, or presentations; conclusions and interpretations created or arising in connection with a Project.

1.26  "Serious Adverse Event" shall take the meaning given this term in the Protocol.

1.27  "Services" means the activities and work provided by AAIPharma in connection with the Study as set out in this Agreement.

1.28  "Service Documents" means all Work Orders or Change Orders executed by both Parties under this Agreement.

1.29  "Standard Operating Procedures" or "SOP's" means internal procedures for the management of a clinical trial designed to ensure that the trial is carried out in a consistent, controlled, and effective manner.

1.30 "Study" means the clinical trial of the Investigational Product, the details of which are set out in the Schedules.

1.31  "Study Documents" means the documents produced by AAIPharma in connection with the Study.

1.32  "Subject" means a human patient enrolled in the Study.

1.33  "Term" means the duration or this Agreement as set out in Section 10.1.

1.34  "Test Materials" shall mean all pharmaceutical compounds, Investigational Product, materials or other substances provided by YMB USA to AAIPharma and administered or utilized as part of this Study.

1.35  ''TPD'' means Therapeutic Products Directorate of Health Canada (or whatever such agency might be called from time to time), or any successor agency having regulatory jurisdiction over the manufacture, distribution and sale of drugs in Canada from time to time.

1.36  "Work Order" means a completed and executed document in the form attached hereto as Appendix A, for a Study and will include a description of the Project, details of the Services, Protocol, specifications, deliverables, budget, payment schedule, and timelines, and other terms agreed to by the Parties.

ARTICLE II
SCOPE OF AGREEMENT

2.1  The purpose of this Agreement is to set forth the terms, conditions and administrative procedures applicable to Services provided by AAIPharma to YMB USA. The Parties hereby agree that AAIPharma will provide such Services to YMB USA, as set forth in each attached Work Order (which shall be attached hereto and incorporated herein by reference). This Agreement and the Work Order, attached as an Appendix, shall collectively constitute the entire agreement for a Project. To the extent there is any discrepancy between the provisions of this Agreement and any Work Order, the terms and conditions of this Agreement shall govern unless otherwise explicitly set forth and mutually agreed upon by the Parties.

2.2  In the event AAIPharma is requested or required to perform Out of Scope Services on a Project after execution of the Work Order, AAIPharma will provide YMB USA with a written Change Order. The Parties agree to act in good faith when considering a Change Order requested by the other Party. Any Change Order will be effective only upon written execution by both Parties, and the Out of Scope Services agreed to in the Change Order shall be deemed to be Services pursuant to this Agreement.

2.3  Should any Laws be amended, and compliance with the new requirements necessitates a change in the Protocol or Work Order, AAIPharma will submit a Change Order to YMB USA for acceptance prior to making any changes in the Protocol, Work Order or the Project. AAIPharma agrees that no changes shall be made without the prior written approval of YMB USA. In the event of a conflict in government regulations, AAIPharma shall notify YMB USA to obtain clarification and guidance regarding compliance with the regulations.

2.4  AAIPharma shall at all times be an independent contractor of YMB USA, and nothing in this Agreement is intended, nor shall be construed, to create between YMB USA and AAIPharma the relationship of principal and agent, employer and employee, partnership, or joint venture, and the parties shall not represent themselves otherwise. AAIPharma shall be liable for its own debts, obligations, acts or omissions, including but not limited to the payment of all required compensation, withholding, social security and other taxes or benefits for AAIPharma's employees relative to Services provided under this Agreement.

2.5  The Parties agree that this Agreement is executed subject to the condition that AAIPharma receive a letter from the attorney named Richard Popkin, who specializes in Cuban: US government issues, stating that AAIPharma may provide services to YMB USA under YMB USA’s OFAC license, if necessary for a specific Work Order. In such case where AAIPharma cannot obtain such assurances, AAIPharma may terminate that Work Order upon thirty (30) days written notice to YMB USA, and in no event shall AAIPharma be obligated to perform services under a Work Order which violates the US laws or regulations governing products of Cuban Origin.

ARTICLE III
PROJECT IMPLEMENTATION

3.1  Representations of AAIPharma.

3.1.1  AAIPharma represents and warrants that it has or shall procure and maintain consents, approvals, licenses and operating certificate as required to perform its obligations pursuant to this Agreement and in accordance with Regulatory Requirements.

3.1.2  AAIPharma acknowledges, warrants and represents that it and all of the employees and agents it assigns to perform Services hereunder possess the necessary qualifications, knowledge, skills, expertise and experience. AAIPharma shall, at all times during this Agreement, act in the best interests of YMB USA.

3.1.3  AAIPharma certifies that to the best of its knowledge after investigation and inquiry, that none of its employees or agents performing or affiliated with a Project or Work Order is under investigation by a medical licensing board, TPD, a regulatory authority, or the FDA for debarment action or is presently debarred, and shall notify YMB USA immediately upon any inquiry or the commencement of any proceeding concerning any such person(s).  AAIPharma represents and warrants that it has not and will not use in any capacity the services of any person debarred under such law with respect to Services to be performed under this Agreement.

3.1.4  AAIPharma warrants that all Services provided by AAIPharma and the conduct of this Study shall comply with the Protocol, YMB USA's instructions, and according to established ethical, medical and scientific standards, including without limitation, all applicable Good Laboratory Practices, Good Clinical Practices, the requirements of the IRB, and all Laws governing or pertaining to clinical trials and studies, and any amendments thereto or any successor documents thereof.

3.1.5  AAIPharma represents that it has the requisite facilities, equipment and personnel with the requisite expertise, experience and skill to render the desired Services in a timely, competent and efficient manner, as specified in the Protocol and/or Work Order and in accordance with the terms of this Agreement.

3.1.6  Conflict of Interest. AAIPharma certifies that:

(a)  no collateral benefit has been offered to it, or its employees or agents, for participating in this
Agreement such as promises of gifts, future employment, or travel that is not related to this Agreement; and

(b)  the performance of the work specified in this Agreement does not violate any other agreement AAIPharma may have with any other party; and
(c)  no gifts or other benefits have been offered to any family members; and
(d)  there is no conflict of interest between AAIPharma and any other party that would inhibit or affect the performance of the work specified in this Agreement, and
(e)  it shall promptly inform YMB USA in writing in the event of any conflict of interest that arises during this Agreement.

3.2  Obligations of AAIPharma.

3.2.1  AAIPharma shall provide all labour and work required for the performance of the Services, and agrees to perform such Services within the time limits set forth in the Work Orders. YMB USA understands and agrees that completing the Services as set forth in the Work Order assumes the full cooperation of YMB USA as well as other necessary third parties. YMB USA will not hold AAIPharma responsible for any occurrences outside AAIPharma's control that may delay the completion of Services. YMB USA acknowledges that, if YMB USA materially delays or suspends performance of the Services, then the personnel and/or resources originally allocated to the Project may be re-allocated, and AAIPharma will not be responsible for delays due to required re-staffing or re-allocation of resources.

3.2.2  AAIPharma shall not engage any third party for any of the Services as set forth in Service Documents without the prior written consent of YMB USA. AAIPharma shall be responsible for all subcontractors performing any Services hereunder and AAIPharma will not be relieved of any of its duties and obligations under this Agreement in the event a subcontractor performs any Services. However, contract CRAs, medical writers and biostatisticians shall not require such prior written consent.

3.2.3  Before commencement of the Study, AAIPharma shall assign to the Study a Project Manager and sufficient personnel, including CRAs, with suitable experience and training to fulfill AAIPharma's obligations under this Agreement. Any change in the Project Manager thereafter must be reasonably acceptable to YMB USA.

3.2.4  AAIPharma shall apply to the Study systems of quality control and SOP's designed to ensure that, as far as is reasonably practicable, YMB USA and the Investigators conduct the Study; generate data; and record and report data, all in compliance with the Regulatory Requirements, Good Clinical Practice, the Protocol, and this Agreement, in that order.

3.2.5  AAIPharma will review all informed consents, Study related forms and CRFs to ensure their accuracy and completeness and provide these forms and any other Study data or samples to YMB USA in the format and manner requested by YMB USA. AAIPharma agrees to use commercia1ly reasonable efforts to resolve any discrepancies or errors in the informed consents and CRFs and perform audit requirements pertaining to original case records, laboratory reports and/or other raw data sources underlying the data recorded on the CRFs, as may be required by YMB USA or Regulatory Requirements.

3.2.6  AAIPharma shall be responsible, at no cost to YMB USA, to provide such additional services as may be necessary to remedy any defects or deficiencies in the Services caused by the negligent acts or omissions of AAIPharma or by the failure to materially perform the Services in accordance with the provisions of this Agreement or a Work Order.

3.2.7  AAIPharma and its personnel shall cooperate with any other contractors or consultants retained by YMB USA to undertake related work or programs for the Project.

3.2.8  AAIPharma agrees to manage and review the use of the Test Materials by Study sites to assure that Test Materials are being used in the manner provided in the Protocol and in accordance with YMB USA's instructions, and shall not use the Test Materials for any other purpose whatsoever. Upon completion of the Project, or at any other time upon YMB USA's written request and YMB USA's expense, AAIPharma agrees to promptly return to YMB USA all Test Materials in its possession, other than those that AAIPharma is required to store in accordance with applicable Laws. YMB USA will notify AAIPharma within sixty (60) days after completion of a Project whether the remaining samples are to be returned to YMB USA, stored or destroyed.

3.2.9  AAIPharma will provide YMB USA with written status reports in accordance with either YMB USA or AAIPharma SOP’s (as mutually agreed by the Parties and as set forth in the applicable Work Order).

3.2.10  AAIPharma shall notify YMB USA by phone immediately after becoming aware of a Serious Adverse Event and shall submit an initial written report to YMB USA regarding that Serious Adverse Event via facsimile within 24 hours after AAIPharma becomes aware of any such event.

3.3  Representations of YMB USA.

3.3.1  YMB USA represents and warrants that the execution, delivery and performance of this Agreement (a) has been duly authorized by all necessary corporate action; (b) does not conflict with, or result in a material breach of, its articles of incorporation or by-laws and any material agreement by which it is bound, or any Laws and (c) this Agreement has been duly executed by it and constitutes its valid and legally binding obligation enforceable in accordance with its terms.

3.3.2 YMB USA certifies that to the best of its knowledge after investigation and inquiry, that none of its employees or agents is under investigation by a medical licensing board, TPD, a regulatory authority, or the FDA for debarment action or is presently debarred and shall notify AAIPharma immediately upon any inquiry or the commencement of any proceeding concerning any such person(s).

3.3.3  YMB USA represents and warrants that the delivery of the Investigational Product to AAIPharma, its use in accordance with the Protocol and the performance of the Services by AAIPharma in accordance with this Agreement, are permitted by YMB USA’s OFAC license (if applicable), will not violate any applicable Laws, cause a breach of any agreements with any third parties, or infringe upon any patent or other intellectual property rights of third parties.

3.4  Obligations of YMB USA.

3.4.1  YMB USA shall procure and maintain all consents, approvals, licenses, and operating certificates required to conduct the Study, including but not limited to, the approval of the Protocol by TPD. YMB USA shall also develop, comply with, and require staff to comply with, policies and procedures designed to assure, at all times, that such consents, approvals, licenses, and operating certificates remain in effect throughout the Term.

3.4.2 YMB USA shall provide AAIPharma, at no expense to AAIPharma (i) with all information and documentation reasonably necessary for AAIPharma to perform its duties hereunder, including but not limited to; (ii) all Clinical Trial Materials; and (iii) with all advice, guidance, and assistance reasonably requested by AAIPharma to fulfill its duties under this Agreement. Notwithstanding the foregoing, AAIPharma will provide the CRF’s.

3.4.3  YMB USA will provide AAIPharma with sufficient amounts of Test Materials to perform the Services. Prior to or concurrent with delivery of Test Materials, YMB USA will provide information pertaining to stability, proper storage, safety and other characteristics and requirements of the Test Materials. YMB USA will be solely responsible for providing AAIPharma with the Test Materials in a manner that complies with applicable laws, including but not limited to regulatory permits or licenses to ship or test the Test Materials and/or labelling requirements.

3.4.4  YMB USA shall have the right to visit and co-monitor a Study site or inspect and audit any of the Study Documents maintained by AAIPharma consistent with Laws regulating the review of study data and information. All such visits and inspections must be conducted during normal working hours on regular business days with reasonable written notice and at mutually agreed upon times, unless otherwise agreed. AAIPharma shall arrange access to the Study site as soon as reasonably practicable following notification by YMB USA.

ARTICLE IV
PAYMENT FOR SERVICES RENDERED

4.1  YMB USA agrees to pay to AAIPharma for Services provided, and all expenses incurred by AAIPharma pursuant to this Agreement and properly executed Service Documents.

4.2  YMB USA shall reimburse AAIPharma for all reasonable airfare, hotel, and other travel expenses incurred by AAIPharma in its performance of the Services, including but not limited to, expenses incurred by AAIPharma in connection with site selection visits, initiation visits, monitoring visits, and closeout visits and in connection with attendance at Project Meetings and Investigators' Meetings. YMB USA shall also reimburse AAIPharma for all photocopying, courier, and other similar expenses incurred by AAIPharma in its performance of its duties under this Agreement. Original receipts will not accompany pass-through invoices. All original and pass-through receipts will be housed at AAIPharma and will be available for YMB USA's audit upon request. Notwithstanding the foregoing, YMB USA shall not be responsible for any costs described in this Paragraph 4.2 that exceed the amount budgeted for such expenses in Service Documents, without prior written approval being obtained from YMB. Any amounts approved by YMB USA in excess of those specified in Service Documents, shall be separately invoiced to YMB USA and YMB USA shall pay these invoices according to the terms of Paragraph 4.3 and 4.4 below.

4.3  Unless otherwise agreed by the Parties in writing, AAIPharma shall provide to YMB USA one or more appropriate invoices on a calendar month basis for Services rendered as set forth in the respective Service Documents. Invoices are due and payable net thirty (30) days of receipt, unless YMB USA notifies AAIPharma of any disputes with the invoiced amounts. All payments to AAIPharma shall be made in the currency mutually agreed upon and set forth in a respective Work Order. Invoice balances not remitted within thirty (30) days of YMB USA's receipt of each invoice shall be subject to a one and one-half percent (1.5%) per month interest charge. Should any part of the invoice be in dispute, the YMB USA shall pay the balance of the undisputed amount according to the terms and conditions described herein while said dispute is being resolved.

4.4  All payment will be made payable to AAIPharma Inc. Payments shall be sent to the following address:

Attn. Accounts Receivable
AAIPharma Inc.
PO Box 404120
Atlanta, GA 30384-4120
Wire Transfers: Bank of America ABA #0260-0959-3, Account # 3756316029

4.5  If advances or other payments by YMB USA exceed the amount owed for work actually performed under the Protocol and Service Documents, AAIPharma agrees to return the excess balance to YMB USA within thirty (30) days of the effective date of termination or completion of Closeout Services by AAIPharma.

4.6  In the event of a dispute regarding payment or the performance of Services pursuant to this Agreement or a Service Document (each, a “Dispute”),the Parties shall endeavour to negotiate in good faith an agreeable solution. If after ten (l0) business days following receipt of a Party's written notification of a Dispute such Dispute has not been resolved, the Dispute shall be brought to the attention of the CEO of each Party and such CEO or his/her designee will negotiate in good faith to define and implement a final resolution. The intent of this Section 4.6 is to encourage the Parties to work together to resolve any Dispute without having to rely on arbitration or any other legal proceeding. However, nothing in this Section 4.6 shall prevent or inhibit either Party to institute any other action to resolve such Dispute(s).

Article V
MONITORING OF SERVICES, RECORD STORAGE, AND AUDITS

5.1  Monitoring of Services. AAIPharma will permit YMB USA representative to examine or audit inspect AAIPharma's premises in pre-announced visits at mutually agreed upon times and normal business hours during the course of AAIPharma's performance of Service Documents hereunder. YMB USA may inspect the facilities, systems and equipment at or with which the work is conducted, and personnel, procedures, programming, experimental data, including source documents, notes, schedules, written reports or other work product that pertains to Services and Results, and quality assurance records.

5.2  Regulatory Audit.

5.2.1 Each party acknowledges that the other party may respond independently to any regulatory correspondence or inquiry in which such other party or its affiliates is named. Each party, however, shall: a) notify the other party promptly of any FDA or other governmental or regulatory inspection or inquiry concerning any study or Project of YMB USA in which AAIPharma is providing the Services, including, but not limited to, inspections of investigational sites or laboratories; b) forward to the other party copies of any correspondence from any regulatory or governmental agency relating to such a study or Project, including, but not limited to, FDA Form 483 notices, and FDA refusal to file, rejection or warning letters, even if they do not specifically mention the other party; and, c) obtain the written consent of the other party, which will not unreasonably be withheld, before referring to the other party or any of its affiliates in any regulatory correspondence. Where reasonably practicable, each party will be given the opportunity to have a representative present during a FDA or regulatory inspection. Each party, however, acknowledges that it may not direct the manner in which the other party fulfills its obligations to permit inspection by governmental entities or any other obligations imposed by Law.

5.2.2  Each party agrees that, during an inspection by the FDA or other regulatory authority concerning any study or Project of YMB USA in which AAIPharma is providing the Services, it will not disclose information and materials that are not required to be disclosed to such agency, without the prior consent of the other party. Such information and materials include, but are not limited to, the following: a) financial data and pricing data (including, but not limited to, the budget and payment sections of the Service Documents); b) sales data (other than shipment data), and; c) personnel data (other than data as to qualification of technical and professional persons performing functions subject to regulatory requirements).

5.2.3  If FDA or other regulatory authority issues a written inspectional observation or report of the facilities or general laboratory practices, that pertains to or affects any part of a Services, AAIPharma shall forthwith provide YMB USA with copy of this written observation along with AAIPharma’s response redacted if necessary of any confidential information.

5.3  Records. AAIPharma shall maintain books of account of the Services rendered and the cost and reimbursable expenses in accordance with generally accepted accounting principles. AAIPharma shall make available to a third party, as selected by YMB USA acting reasonably and reasonably accepted to AAIPharma, such books and records for audit purposes upon the request of YMB USA at mutually agreed upon times during this Agreement and for a period of two (2) years thereafter. YMB USA shall be responsible for the costs and expenses of any third party audit.

5.4  Record storage.

5.4.1  During the term of this Agreement, AAIPharma shall maintain all materials and all other data obtained or generated by AAIPharma in the course of providing the Services hereunder, including all computerized records and files, in a secure area reasonably protected from fire, theft and destruction. All computerized records and files shall be backed up in such a manner and frequency as to reasonably protect against loss of information from computer viruses or other equipment failure.

5.4.2  AAIPharma agrees to notify YMB USA no less than thirty (30) days prior to destruction or disposal of materials, records and data to enable YMB USA to determine whether it requires further archival time. In the event YMB USA requires storage of records and data beyond the minimum storage, AAIPharma agrees to continue to store the data until the Parties have agreed on storage or transfer of the data and reports to YMB USA. Time shall be of the essence in respect to coming to an agreement on further storage.

Article VI
PRIVACY

6.1  In order to protect the confidentiality of personal information or personal health information of subjects participating in a Project as defined in the Personal Information Protection and Electronic Documents Act, Canada or as such equivalent terms may be defined in the legislation pertaining to privacy of personal information in a province that has enacted a law governing such matters, the Parties agree as follows:

(i)  to use personal information or personal health information only as permitted by the Subject in the consent form or as required or permitted by Law;
(ii)  to refrain from publishing Subject personal information or personal health information in a form that could reasonably enable the Subject's identity to be ascertained;
(iii)  to refrain from obtaining additional personal information or personal health information from a Subject unless such Subject has provided consent;
(iv)  to be liable for the actions of their respective employees and agents for the collection, use or disclosure of personal Information or personal health information and for ensuring compliance with the relevant legislation by such persons.

6.2  AAIPharma shall remove all Subject identifying information from any copies of data or reports prior to providing copies of such to YMB USA. If Subject identifying information or Subject identifying health information is transferred to YMB USA, its employees or agents, YMB USA and its employees and agents shall not use or disclose such information except with the knowledge and consent of the Subject, as set out in the Subject informed consent form, or as required by law, regulation or legal process.

ARTICLE VII
INTELLECTUAL PROPERTY

7.1  YMB USA shall own all documentation, records, raw data, samples and Results generated by AAIPharma in the performance of each Project under this Agreement and all Clinical Trial Materials and Test Materials.

7.2  AAIPharma agrees to promptly disclose any Intellectual Property arising out of Services, which shall be the property of YMB USA. AAIPharma agrees, and agrees on behalf of its employees and agents to execute, acknowledge and deliver at YMB USA's expense and as YMB USA may reasonably request all documents, including assignment documents, and to perform such other actions to secure, verify or reflect such ownership or to secure proprietary protection in the name of YMB USA for such inventions or discoveries at YMB USA's expense and as YMB USA may reasonably request. YMB USA shall be invoiced from time to time for its use of AAIPharma’s personnel under this Section 7.2 at AAIPharma’s then current rate. Payment shall be made as set forth in Section 4.3 herein. YMB USA shall have full power and authority to file and prosecute patent applications throughout the world on such inventions or discoveries.

7.3  The Parties agree that Intellectual Property owned or possessed by each Party prior to the Effective Date hereof, used in the course of a Project shall remain the property of such Party. YMB USA acknowledges that AAIPharma may develop methods of operating, techniques, processes or procedures that are generally applicable to providing contract clinical trial management services and unrelated to YMB USA's Confidential Information. Accordingly, nothing in this Agreement shall preclude AAIPharma from utilizing such general knowledge in providing services as long as such services do not constitute a breach of Confidentiality under Article VIII of this Agreement.

7.4  Except as set forth herein, no Intellectual Property right, title or interest of a Party is granted to the other Party hereunder.

ARTICLE VIII
CONFIDENTIALITY

8.1 AAIPharma and YMB USA signed a Confidentiality Agreement for the purpose of determining their interest in pursuing this Agreement. The Parties agree that the terms of that confidentiality agreement shall apply up to the Effective Date or this Agreement and shall be superceded by the terms of confidentiality contained herein on and after the Effective Date. In the event of a conflict between the terms of that confidentiality agreement and this Agreement, this Agreement shall prevail.

8.2  AAIPharma agrees that without the express written consent of the YMB USA, it will not directly or indirectly, deal with, use, exploit or disclose Confidential Information of YMB USA to any person or entity for any purpose except as described or permitted herein or unless and until expressly authorized in writing to do so by YMB USA.

8.3  AAIPharma may disclose the Confidential Information only to those employees and agents who shall have a need to know the Confidential Information for the purpose of a Project. Each party shall, prior to disclosing the Confidential Information or portion thereof to such designated employees or agents issue appropriate instructions to them to satisfy the obligations herein and obtain their written agreement to receive and use the Confidential Information as confidential and subject to non-disclosure on the same conditions as contained herein.

8.4  AAIPharma shall not reproduce the Confidential Information without the express written permission of YMB USA, except for such copies as AAIPharma may require pursuant to this Agreement for internal purposes on a need-to-know basis.

8.5  AAIPHARMA shall not be liable for disclosure of the Confidential Information or any portion thereof upon the occurrence of one or more of the following events:

(i) information of YMB USA which is now in the public domain or which subsequently enters the public domain without fault on the part of AAIPharma; or
(ii) information which is subsequently lawfully obtained by AAIPharma from a third party or parties without breach of this Agreement by AAIPharma as shown by documentation sufficient to establish the third party as a source of the Confidential Information; or
(iii) information of YMB USA which is presently known by AAIPharma from its own sources where said present knowledge can be demonstrated by written records sufficient to establish such knowledge; or
(iv) information developed by or for AAIPharma independent of disclosure hereunder as evidenced by AAIPharma's written records; or
(v) information of which YMB USA has provided its prior written consent for such disclosure; or
(vi) information which is required to be disclosed by AAIPharma as required by law pursuant to an appropriate legal order by a court or government agency having the authority to compel such disclosure; provided that AAIPharma shall notify YMB USA of the nature of the information to be disclosed notified prior to such disclosure to enable YMB USA to seek, and where possible, reasonably cooperate with the YMB USA to provide it with the opportunity to take appropriate legal action to prevent or safeguard said information.

8.6  The Parties agree that the disclosure of the Confidential Information does not oblige YMB USA to give or grant any commercial rights to AAIPharma, other than as specified herein.

8.7  The obligations of confidentiality shall survive the Term or earlier termination of this Agreement for a period of seven (7) years.

8.8  YMB USA agrees not to use, or provide to, disclose to, or permit any third party to use Confidential Information of AAIPharma ("AAIPharma Confidential Information"), except as set forth in  exceptions (i) through (vi) set forth in Section 8.5 herein. As used herein, AAIPharma Confidential Information means information relating to, without limitation, the conduct and financial aspects of AAIPharma's business, data, trade secrets, know-how, inventions (whether or not patentable), patent applications, analytical and bioanalytical methods, manufacturing and clinical research, whether written, electronic, graphic, or oral, as well as samples and specimens, furnished or disclosed by either party directly or indirectly, or as the result of a site visit or audit, to YMB USA.

8.9  Each Party shall, upon written request of the other Party, return all Confidential Information and copies thereof or shall destroy such Confidential Information and copies as directed by a party unless required to retain certain of the Confidential Information or a copy thereof by applicable Laws, regulation, or pursuant to this Agreement.

8.10  AAIPharma and its Affiliates will not publish any articles or make any presentations relating to the Services or referring to data, information or materials generated as part of the Services, in whole or in part, without the prior written consent of YMB USA. Each Party agrees that it shall not use the other Party's name or disclose any matters relating to the Services provided hereunder in any advertising, promotion, written articles or communications without the prior written consent of the other Party.

ARTICLE IX
INSURANCE AND INDEMNIFICATION

9.1  YMB USA and AAIPharma shall each maintain, at its sale cost and expense, insurance coverage with a reputable insurer (which shall be either occurrence based or claims made coverage) in an amount usual and customary for companies engaged in activities as contemplated by this Agreement. All such insurance shall be in place before the first patient is enrolled in the Study. Each shall designate the other party as an additional insured on products and professional liability policies, and an endorsement shall be made on each such policy prohibiting the insurer from cancelling the policy for any reason or substantially modifying its terms without first giving the other party at least thirty (30) days written notice of its intention to do so.

9.2  If either party maintains it claims-made policy and this Agreement expires or terminates for any reason, then that party shall either: 1) continue to maintain the same or higher coverage with an insurance carrier for a period of two (2) years thereafter; or 2) purchase "Tail Coverage" effective until the second (2nd) anniversary date of the expiration or termination of this Agreement; or 3) obtain and maintain "Prior Acts" coverage equivalent in time and coverage as the "Tail Coverage" described herein.

9.3  Upon request by either party, the other party shall provide evidence of that party's compliance with this Section 9.1 and/or 9.2.

9.4  AAIPharma agrees to defend, indemnify, save and hold harmless YMB USA and its parent, subsidiaries and affiliates and their respective directors, officers, employees and agents (the "YMB USA Indemnities") from and against any third party claims, demands, suits, actions, causes of action, losses, damages, fines and liabilities, including reasonable legal fees and disbursements (the "Claims") arising out of or in connection with or attributable to: (a) AAIPharma's wilful failure to comply with this Agreement, Work Order or Protocol and any amendments thereto; (b) AAIPharma's gross negligence or willful misconduct in performance of the Services; (c) violations of applicable Laws, GLPs or GCPs; and/or (d) AAIPharma's submission of false or incorrect data and information to YMB USA; except to the extent any of the Claims arise from the gross negligence or wilful misconduct of YMB USA. AAIPharma agrees to pay the reasonable costs and damages arising from such Claims, after exhaustion of all reasonable appeals, provided that YMB USA provides AAIPharma with written notice of the Claims within five business (5) days of the date YMB USA receives notice of the Claim and YMB USA provides AAIPharma with reasonable information and assistance required to defend the Claim. AAIPharma shall have the sale authority to defend and/or settle the Claim, provided that AAIPharma may not settle a Claim that includes an admission of liability on the part of YMB USA without YMB USA's prior written consent.

9.5  YMB USA agrees to defend, indemnify, save and hold harmless AAIPharma and its parent, subsidiaries and affiliates and their respective directors, officers, employees and agents (the "AAIPharma Indemnities") from and against any Claims arising out of or in connection with or attributable to: (a) the research (including the ethical review of the Protocol and related materials), development, manufacture, distribution, use, sale or other disposition of the Test Materials by YMB USA, or any distributor, collaborator, customer, sublicense, representative or agent of YMB USA; (b) an infringement of any third party's patent rights or unauthorized use or misappropriation of its intellectual property pertaining to the Test Materials; and/or (c) YMB USA's gross negligence or willful misconduct in connection with this Agreement; (d) YMB USA’s failure to comply with this Agreement, Work Order or Protocol and any amendments thereto; or (e) YMB USA’s use of the data or other information generated as a result of the services; except to the extent of any of the Claims arise from the gross negligence or wilful misconduct of AAIPharma. YMB USA agrees to pay the reasonable costs and damages arising from such Claims, after exhaustion of all reasonable appeals, provided that AAIPharma has given YMB USA written notice of the Claims within five business (5) days of the date AAIPharma receives notice of the Claim, and AAIPharma has provided information and reasonable assistance required to defend the Claim. YMB USA shall have the sole authority to defend and/or settle the claim, provided that YMB USA may not settle a claim that includes all admission of liability on the part of AAIPharma without AAIPharma's prior written consent.

ARTICLE X
TERM AND TERMINATION

10.1  Unless sooner terminated in a manner herein provided, this Agreement shall commence on the Effective Date and, unless terminated pursuant to this Article 10 or Clause 2.5, shall continue until such time as the Services and Closeout Services have been completed for each respective Service Document (hereinafter the "Term"). The Parties may extend this Agreement by written mutual agreement as soon as reasonably practicable prior to the expiration of the Term.

10.2  This Agreement and any corresponding Service Document then in effect may be terminated by either Party as follows:

(i)  by YMB USA providing at least thirty (30) days written notice to AAIPharma; or
(ii)  by mutual written agreement by the Parties: or

(iii)  by either Party (the "Non-defaulting Party") giving the other Party (the "Defaulting Party") thirty (30) days written notice of termination for Cause.

10.3  Either Party has the right to terminate this Agreement immediately upon written notice to the other Party and without further liability hereunder, if a Party commits an act of bankruptcy or if proceedings are taken against it for fraud, or dishonest or serious misconduct in behaviour.

10.4  In the event of termination of any Service Document and/or this Agreement for any reason, AAIPharma agrees to use its commercially reasonable best efforts to limit any further cost to YMB USA. AAIPharma will cease performing any Services not necessary for the orderly closeout of the affected Service Document or fulfillment of Regulatory Requirements and AAIPharma shall instruct its subcontractors, if any, to do the same. Within thirty (30) days following the effective date of termination, AAIPharma shall deliver and cause subcontractors, if any, to deliver all Confidential Information, Clinical Trial Materials, data, Results, Study Documents, and Test Materials provided by YMB USA or generated under this Agreement to YMB USA at no additional cost to YMB USA. Notwithstanding the foregoing, AAIPharma shall retain and keep in custody any materials or data, original or copy, for the purpose of compliance with Regulatory Requirements.

10.5  Upon termination of this Agreement pursuant to Sections 10.2 or 10.3, YMB USA shall continue to pay AAIPharma the amounts set forth in Service Documents for all reasonable costs actually incurred or irrevocably obligated for Services rendered by AAIPharma through to the effective date of termination and for the Closeout Services furnished by AAIPharma after the termination of this Agreement, provided that in no event will the amount owed to AAIPharma exceed the maximum amounts specified in the Service Documents.

ARTICLE XI
CORRESPONDENCE: AND NOTICE

11.1  Any and all notices required or permitted to be given hereunder by either Party hereunder shall be in writing and shall be deemed given on the date received if delivered personally or received by facsimile transmission before 4:00 pm on a business day in the jurisdiction of the recipient and otherwise on the next business day:

If to YMB USA:	YM BioSciences USA Inc.
701 Lee Road, Suite 200
Wayne, PA 19087
Attn. Gary Floyd
Phone: (610)-560-0600
Fax: (610)-560-0700

If to AAIPharma:	AAIPharma Inc.
2320 Scientific Park Drive
Wilmington, North Carolina 28405

Attn: Legal Department, North American Operations
Phone: (910) 254-7000
Fax: (910) 815-6067

11.2 All communications and notices related to a Service Document shall be addressed to the appropriate individual for each Party as set forth in such Service Document.

ARTICLE XII
MISCELLANEOUS

12.1  Waiver. No waiver by any Party hereto of any condition, or of the breach of any provision, term, covenant, representation, or warranty contained in this Agreement or a Service Document, whether by conduct or otherwise, in anyone or more instances, shall be deemed to be or construed as a further or continuing waiver of any such condition or of the breach of any other provision, term, covenant, representation or warranty of this Agreement or Service Document.

12.2  Severability. Whenever possible, it is the intention of the Parties that each provision of this Agreement and related documents shall be interpreted so as to be effective and valid under applicable Laws. In the event any provision of this Agreement, or a Work Order or Change Order is prohibited by or invalid under applicable Laws, such provision shall be ineffective only to the extent of such prohibition or invalidity without invalidating the remainder of such provision or the remaining provisions of this Agreement or such related document.

12.3  Cooperation. Each Party will execute and deliver all such instruments and perform all such other acts as the other Party may reasonably request to carry out the transactions contemplated by this Agreement.

12.4  Force Majeure. No Party shall be in default hereunder by reason of its delay in the performance of or failure to perform any of its obligations hereunder if such delay or failure is caused by strikes, acts of God or the public enemy, terrorism or threats of terrorism, riots, incendiaries, weather, interference by civil or military authorities, compliance with governmental laws, rules, and regulations, delays in transit or delivery, or any fault beyond its control or without its fault or negligence.

12.5  Headings. All headings herein are for convenience only and shall not be construed as a limitation or the scope of the particular sections to which they refer.

12.6  Entire Agreement Modification. This Agreement, together with the Work Orders, Change Orders if any, and Protocols, constitute the entire agreement and understanding between the Parties, superseding any and all previous statements, negotiations, documents agreements and understandings, whether oral or written. No modification or waiver of the provisions of this Agreement shall be valid or binding on either Party unless in writing and signed by both Parties. This Agreement and any Protocol or Work Order executed pursuant to this Agreement shall not be waived, released, discharged, changed or modified in any manner except by an instrument signed by the authorized representatives of each Parties, which instrument shall make specific reference to this Agreement or the applicable Protocol or Work Order and shall clearly state the plan or intention to modify same.

12.7  Assignment - Neither AAIPharma nor YMB USA shall assign its rights under this Agreement without the prior written consent of the other Party, such consent not to be unreasonably withheld; provided, however, the Parties may transfer or assign its rights and obligations under this Agreement to a successor to all or substantially all of its business or assets relating to this Agreement whether by sale, merger, operation of law or otherwise. Subject to the restrictions on transfers, assignments and encumbrances set forth herein, this Agreement shall inure to the benefit of and be binding upon the undersigned Parties and their respective legal successors.

12.8  Surviving Provisions - The Parties agree that the following provisions will survive the Agreement; the definitions contained herein to the extent such definitions pertain to terms in surviving provisions, Articles IV, VII, VIII, XI, XII in their entirety and Sections 3.1, 3.2.8, 3.3, 5.3, 5.4, 9.4, 9.5.

12.9  French/English Language - The parties to this Agreement have agreed that this Agreement and all related documents shall be drafted in the English language only. Les parties ont convenu que cette convention ainsi que tout document y afférent soient rédigés en anglais seulement.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized officers.

AAIPHARMA INC.	YM BIOSCIENCES USA INC.
By:	By:
Name: Ludo J. Reynders	Name: David Allan
Title: President and CEO	Title: Chairman and CEO
Date: August 28, 2007	Date: August 28, 2007

Attachment A

Sample Work Order
Date __________

The services described herein will be provided in accordance with the terms and conditions of the Master Services Agreement, dated August 24, 2007, between AAIPharma Inc., on behalf of itself and its subsidiaries (collectively, ‘AAIPharma’) and YM BioSciences USA Inc. (hereinafter referred to as “YMB USA”).

The following documents are attached to this Work Order and shall be incorporated herein:

Attachment I      Final Protocol dated ___ 200_

Attachment II    Final Scope of Work dated ___ 200_, including the description of Services to be provided and timeline

Attachment III   Costs and Payment Terms for the Final Scope of Work

All terms and conditions provided in the Master Services Agreement executed by the parties with an Effective Date of August 24, 2007 remain unmodified and in full force and effect.

ACKNOWLEDGED, ACCEPTED AND AGREE TO:

AAIPharma Inc.	Date

YM BioSciences USA Inc.	Date